Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended
(Dollars in Millions)	Jul 2, 2016	Jun 27, 2015
Earnings[1]	$4,229	$5,806
Adjustments:
Add - Fixed charges	461	260
Subtract - Capitalized interest	(46)	(150)
Earnings and fixed charges (net of capitalized interest)	$4,644	$5,916

Fixed charges:
Interest[2]	$395	$95
Capitalized interest	46	150
Estimated interest component of rental expense	20	15
Total	$461	$260

Ratio of earnings before taxes and fixed charges, to fixed charges	10x	23x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.